news release

ArcelorMittal announces publication of convening notice for annual general meeting of shareholders

Luxembourg, 8 April 2010 - ArcelorMittal announces the publication of the convening notice for its annual general meeting of shareholders to be held on 11 May 2010 at 11.00 am at its registered office in Luxembourg. The convening notice, proxy forms and other materials are available from today on www.arcelormittal.com under “Investors & Shareholders” – “Annual General Meeting 11 May 2010”.

Shareholders may obtain free of charge a hard copy of ArcelorMittal's Annual Report 2009 (in English or French) at the Company’s registered office, by e-mail by sending a request to privateinvestors@arcelormittal.com, by telephone (+352 4792 2652 or +800 4792 4792) or by fax (+352 4792 2449).